LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 22, 2024

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-215588 and 811-23226
Roundhill BIG Defense ETF (the “Fund”) (S000079578)

Dear Mr. Sutcliffe:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of the series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
225	11/17/2022	485APOS	0000894189-22-008398
245	1/30/2023	485BXT	0000894189-23-000731
247	2/6/2023	485BXT	0000894189-23-001026
250	2/13/2023	485BXT	0000894189-23-001100
251	2/16/2023	485BXT	0000894189-23-001188
253	2/23/2023	485BXT	0000894189-23-001361
257	3/1/2023	485BPOS	0000894189-23-001755

If you have any questions or require further information, do not hesitate to contact the undersigned at (414) 516-1692.

Sincerely yours,

/s/ Rachel A. Spearo

Rachel A. Spearo
for U.S. Bank Global Fund Services